Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release March 22, 2016

Credit Suisse X-Links Multi-Asset High Income ETN (Ticker: MLTI) wins ETF.com’s “Best New Asset Allocation ETF Award”

New York, March 22, 2016 MLTI won the “Best New Asset Allocation ETF Award“ at the ETF.com Awards held on March 16th in New York. Paul Somma, Head of Exchange Traded Notes at Credit Suisse, accepted the award on behalf of the firm.

According to ETF.com’s Awards Nominating Committee, the “Best New Asset Allocation ETF Award“ recognizes its view of the most important exchange traded product launched in 2015 that combines exposure to multiple asset classes*. This committee is made up of senior leaders at ETF.com and members of the FactSet ETF team. Unlike the other nominees in its category MLTI is an exchange traded note (not an exchange traded fund); additional details on MLTI are provided below .

MLTI Profile

Exchange	NYSE Arca
Underlying Index	NYSE Multi-Asset High Income Index
Index Constituents	Up to 120 U.S.-listed, income-producing securities
Current Yield (Annualized)**	[ ]%
Income Potential	Variable monthly coupon***
Annualized Tracking Fee Rate	0.84%, accrued on a daily basis

* Our receipt of this award is no indication that MLTI will outperform the other nominees or any other products.

** "Current Yield (Annualized)" for the ETN equals the sum of the three most recently paid coupons, multiplied by four (to annualize such coupons), divided by the Closing Indicative Value of the ETN on March 18, 2016, and rounded to two decimal places for ease of analysis. The Current Yield (Annualized) is not indicative of future coupons, if any, on the ETN. The Current Yield (Annualized) only takes into consideration the three most recently paid coupons, and is not indicative of what the actual annualized yield may be.

The ETN pays a variable monthly coupon linked to the cash distributions, if any, on the underlying index constituents, less withholding taxes, if any. The amount of such coupon is expected to vary significantly from month to month. Accordingly, the ETN's Current Yield (Annualized) will change over time. Investors should not rely on individual coupons to calculate the ETN's Current Yield (Annualized). For more information regarding the ETN's coupons, please refer to the ETN's pricing supplement.

*** Investors are not guaranteed any coupon or distribution amount under the ETN. Any payment on the ETN is subject to our ability to pay our obligations as they become due.

NYSE Multi-Asset High Income Index

MLTI tracks the NYSE Multi-Asset High Income Index (the “Index”), which is comprised of a broad, diversified basket of up to 120 publicly-traded securities that historically have paid high dividends or distributions (the “Index Constituents”). The index sponsor designed the Index’s features with a view to highlighting income, while its choice of diverse Index Constituent sectors seeks to minimize volatility. The Index methodology incorporates minimum free float market capitalization; dividend yield and frequency; liquidity minimums; and asset class and sector weighting requirements. The Index is rebalanced quarterly to maintain the target weightings set forth in the chart below.

Media Release
March 22, 2016 Page 2/3

Sector Target Weightings

Top 10 Constituents (by weight)

Name	Ticker	Sector	Weight
iShares iBoxx $ High Yield Corporate Bond Fund	HYG	High Yield Bonds	8.93%
iShares US Preferred Stock ETF	PFF	Preferred Stock/Convertible Bonds	8.33%
iShares JPMorgan USD Emerging Market Bond ETF	EMB	Emerging Markets Bonds	6.87%
SPDR Barclays High Yield Bond ETF	JNK	High Yield Bonds	6.11%
iShares DJ International Select Dividend Index Fund	IDV	International Equities	4.51%
PowerShares Emerging Markets Sovereign Debt Port	PCY	Emerging Markets Bonds	3.97%
Annaly Capital Management Inc	NLY	Mortgage REITs	3.45%
Ares Capital Corp	ARCC	BDCs	3.26%
American Capital Agency Corp	AGNC	Mortgage REITs	2.76%
Prospect Capital Corp	PSEC	BDCs	2.40%

Source: NYSE Arca, as of December 31, 2015.

More information on the Credit Suisse X-Links Multi-Asset High Income ETN (MLTI) can be found on: www.credit-suisse.com/etn

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Media Release
March 22, 2016 Page 3/3

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and the Prospectus dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

MLTI:

Pricing Supplement dated September 29, 2015, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4,
2015: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=MLTI

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.